September 28, 2010

Mr. Jay S. Mumford

Senior Attorney

Mail Stop 0306

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Edwards Lifesciences Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 File No. 001-15525

Dear Mr. Mumford:

Set forth below are the comments from the letter dated August 27, 2010 from Russell Mancuso, Branch Chief, Division of Corporation Finance, with respect to Edwards Lifesciences Corporation’s (the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 filed with the SEC on February 26, 2010 (our “Annual Report”), and the Company’s responses to those comments.

Item 11, Executive Compensation, page 98

SEC COMMENT

1.     We note that you have not included disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

COMPANY RESPONSE

Our compensation policies and practices were reviewed independently by each of our (i) Total Compensation staff, (ii) outside compensation consultants, and (iii) legal counsel to determine if their structure or implementation provides incentives to employees to take unnecessary or inappropriate risks that could have a material adverse effect on the Company.  As disclosed on page 14 of our most recent proxy statement under “Board Role in Oversight of Risk,” our Compensation Committee, as part of its normal review of risks related to the design of compensation programs and arrangements, considered these matters along with the reviews conducted by the Company’s staff and outside advisors.  They concluded that our compensation programs appropriately encourage employees to achieve a strong balance sheet, improve operating performance, and create value for shareholders, without encouraging unreasonable or unrestricted risks.  Accordingly, the compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Factors that support these determinations include:

•      Our compensation programs balance short- and long-term incentives, taking into account achievement of annual Company goals, individual performance, and long-term increases in the value of the Company’s stock, each of which is consistent with the Company’s strategic and operating goals, as established and approved by the Board of Directors.  The risk that incentives will encourage inappropriate behavior to achieve short-term goals is mitigated by providing compensation that depends in part on the long-term success of the Company.

•      Incentive compensation is also delivered to eligible employees (including executive officers) in the form of stock options and restricted stock units, both forms of long-term incentives.  Stock options, in particular, only have value if the stock price increases subsequent to the date of grant.  In keeping with the Company’s commitment to provide a total compensation package that emphasizes at-risk components of pay, these long-term incentives comprised, on average, 60% of the Named Executive Officers’ total direct compensation in 2009.

•      The Compensation Committee further mitigates risk by reviewing competitive data, targeting total direct compensation for Named Executive Officers to be at the median for comparable positions at competitive peer companies.

•      Cash incentive compensation is based upon three types of goals and objectives: company-wide financial targets, Key Operating Drivers (“KODs”) established to address specific business initiatives consistent with the Company’s strategic and operating plans, and personal objectives for the individuals.  The Compensation Committee works closely with the Company’s management and advisors to ensure that the goals, objectives and targets established for these three categories are motivating but realistic so as not to encourage taking inappropriate risks.

•      Corporate financial goals are established at the beginning of each performance cycle.  These financial goals are company-wide and do not include individual financial goals that create incentives to take inappropriate risks.  Achievement of financial goals is capped at 175% of target.

•      The Board of Directors annually approves KODs which are consistent and complementary to the strategic plans approved by the Board of Directors.  Achievement of these KODs is tracked by the Board of Directors at each of its regularly scheduled meetings to review progress toward the stated objectives and the actions being taken to achieve the KODs.  Activities deemed inconsistent with the Company’s strategic plans or that could create inappropriate risks are monitored closely to determine the need for corrective action.

•      The third element affecting cash incentive compensation is an employee’s personal objectives, developed at the beginning of the performance cycle.  With respect to executives, the Compensation Committee considers the executive’s tenure, experience, performance, potential to contribute to future growth and other subjective factors when considering the executive’s total compensation.  Personal objectives do not include individual sales or other financial goals that would encourage taking inappropriate or other risks that are inconsistent with the Company’s strategic objectives

•      The Company has stock ownership guidelines for executives that require them to own Company stock with an aggregate market value at least equal to six times current base salary for the CEO, and three times current base salary for other executives, within five years of becoming an executive officer, focusing our executives on long-term stock appreciation and sustainability. As a result, our executives could put the value of their investment in the Company at risk if they were to take inappropriate risks to achieve incentive goals.

•      The Compensation Committee has the ability to exercise discretion in the payout of incentives to prevent undesirable outcomes.  The right to exercise discretion reduces the likelihood that employees will take inappropriate risks to achieve unrealistic performance targets, and the risk of an outcome that is not consistent with business practices the Compensation Committee seeks to reward.

Considering these factors, we determined that our compensation policies and practices do not encourage risks that are reasonably likely to have a material adverse effect on the Company.  Our reading of the language of Item 402(s) and Commission Release 33-9089 suggested that disclosure was not required in this case.  In future filings, however, we will make an affirmative statement to this effect.  If, in the future, we determine that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company, we will provide the required disclosure.

SEC COMMENT

2.     We note from your discussion under the headings “Annual Cash Incentive Payment,” “Financial Measure Achievement” and “Key Operating Driver Achievement” on pages 36 to 38 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific company-wide and individual performance targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments.  Please provide us with your analysis as to why you did not disclose these performance targets.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp/htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that would result in competitive harm.

COMPANY RESPONSE

As described on pages 36 to 38 of the proxy statement, cash incentive compensation is based upon the annual achievement of (i) Company-wide financial measures, (ii) Company-wide key operating drivers, or KODs, and (iii) individual performance.  We disclose specific targets for our Company-wide financial measures.  We identify our specific KODs and describe the process for assessing performance against the KODs, but we do not disclose specific KOD targets because that information is competitively sensitive.  And, although we identify factors to be considered in determining individual performance, we have no specific targets for individual performance.

Company Financial Goals.  The specific Company financial goals and the relative weightings for each are disclosed on page 37.  For 2009, the three financial goals were Revenue Growth, Net Income and Free Cash Flow (which are subject to adjustments as authorized by the Compensation Committee for certain items such as foreign exchange, divested business and unusual items).  This information is set forth in a table indicating the target level (100% achievement) for each such goal as well as the level of achievement required to earn the minimum (25%) and the maximum (175%) of the target incentive award.  Interpolation is applied for results between these target levels.

2009 Company Financial Performance Measures

Percentage of Target Payout Earned	Revenue Growth 45% Weight	Net Income ($M) 35% Weight	Free Cash Flow ($M) 20% Weight
0%	Less than 6%	Less than $159.0	Less than $140.0
25%	6.0%	$159.0	$140.0
100%	11.0%	$174.0	$160.0
175%	15.0%	$189.0	$180.0

Key Operating Drivers.  Key Operating Drivers (“KODs”) are the second of three elements used to determine incentive compensation.  The Company establishes KODs each year to address specific business initiatives consistent with the Company’s confidential internal strategic and operating plans.  The KODs address specific business units, products and product lines, and focus the executive team on the areas and initiatives most important to the Company’s future success.

The Company discussed the likelihood of achieving incentive pay-related objectives on pages 37 and 38 of our most recent proxy statement, substantially as follows.  Each KOD is assigned a pre-established expected achievement range and weighting.  Performance of the KOD within its expected range results in a multiplier of 100%.  Performance below the expected range is considered sub-optimal and will result in a reduction of the multiplier below 100%.  Performance above the range is considered extraordinary and results in an increase of the multiplier above 100%.  The aggregate KOD multiplier can be as low as 0% and may not exceed 150%.

In 2009, there were five KODs, as follows:

•      Sales growth goals for heart valve therapy products (“KOD #1”);

•      Clinical, regulatory and product development milestones for transcatheter heart valves (“KOD #2”);

•      Sales and profitability growth goals for the Critical Care business unit, including sales growth goals for the FloTrac system (“KOD #3”);

•      Milestones for pre-market clinical activities, regulatory approvals, market introductions relating to potential new products across the Company’s various product lines (“KOD #4”); and

•      Strengthen various operational, quality, and management systems (“KOD #5”).

The following chart is included on page 38 and illustrates the impact of the performance with respect to each KOD on the KOD multiplier, and the actual 2009 KOD performance.

Determination of 2006 Key Operating Driver Multiplier

Key Operating Driver	Underachieve	Achieve	Overachieve	KOD Multiplier Based Upon Actual Performance
KOD #1	0%	30%	60%	40%
KOD #2	0%	20%	40%	28%
KOD #3	0%	20%	40%	0%
KOD #4	0%	20%	40%	20%
KOD #5	0%	10%	20%	20%

Actual 2009 performance was above the established range for KOD #1, KOD #2 and KOD #5, and below the established range for KOD #3.  KOD #4 was within the established range.  As a result, the Compensation Committee determined that the 2009 KOD multiplier was 108%.

Because the Company is subject to intense competition within the cardiovascular medical devices industry(1), other more detailed information on the KODs was not included.  In particular, information with respect to the specific sales and profitability targets for specific business units, products or product lines, or the specific clinical regulatory or marketing milestones included in the KODs was not included because disclosure would result in competitive harm to the Company.  Additional information has been omitted and is being provided separately to the Commission in a letter of even date wherewith pursuant to the SEC’s Rule 83.

Individual Performance.

Each executive has a number of individual performance objectives.  In choosing the individual performance objectives, the Compensation Committee strives to create incentives to the effective implementation of the Company’s strategic and operating plans, with a focus on the areas where the applicable executive has responsibility.  Although almost all of the individual performance objectives are expressed in qualitative terms that require subjective evaluation, objectives also include numerous quantitative measures. There are no specific target levels for individual performance.  The determination of the overall individual performance modifiers for each Named Executive Officer is a subjective process.  The personal objectives are considered in the aggregate to determine an overall individual performance modifier for each Named Executive Officer for the purposes of the compensation formula.

As described on page 38, the Chairman and CEO reviews the performance of each Named Executive Officer with the Compensation Committee and recommends the performance modifier for each. The Compensation Committee then exercises subjective judgment, assigning a percentage of achievement for purposes of the compensation formula. This process involves reviewing the individual performance objectives, the overall performance of the individual executive against all of his or her individual objectives, taken together, and the executive’s performance relative to the environment and to other executives. There is no formal weighting of the individual performance objectives. Individual performance objective multipliers may range from 0% to 200%. If an executive achieves less than 100% of his or her individual performance objectives, his or her incentive compensation is decreased from the level determined by the other factors, and if an executive achieves more than 100% of his or her individual performance objectives then that executive’s incentive compensation is increased above the level determined by the other factors.

(1)  The Company competes with many companies, ranging from small start-up enterprises to companies that are larger, more established and have access to significant financial resources.  Rapid product development and technological change characterize the industry, and the Company must continue to develop and acquire new products and technologies to remain competitive.  The Company’s 2006 Annual Report on Form 10-K states (at pages 17-18):

Edwards Lifesciences faces intense competition within its industry, and if Edwards Lifesciences does not compete effectively, its business will be harmed.

The cardiovascular medical device industry is highly competitive.  Edwards Lifesciences competes with many companies, some of which have longer operating histories, better brand or name recognition, broader product lines and greater access to financial and other resources than Edwards Lifesciences.  Furthermore, the industry is characterized by intensive development efforts and rapidly advancing technology.  Edwards Lifesciences’ present and future products could be rendered obsolete or uneconomical by technological advances made by one or more of its current or future competitors or by alternative therapies, including drug therapies.  Edwards Lifesciences’ future success will depend, in large part, on its ability to develop and acquire new products and technologies, anticipate technology advances and keep pace with other developers of cardiovascular therapies and technologies.

The individual performance objectives established by the Compensation Committee for the CEO and the other named executive officers for 2009 are set forth on pages 38 and 39.

For the reasons set forth above, we believe that our proxy disclosures have been consistent with Instruction 4 to Item 402 of Regulation S-K, Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, and our prior communications with the SEC staff.

*              *              *

The Company acknowledges that:

•        it is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 949.250.6829 (facsimile: 949.250.6885).

Sincerely,

/s/ Denise E. Botticelli
Denise E. Botticelli
Vice President, Associate General Counsel and Secretary